UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b)

(AMENDMENT NO.4)*

Republic Airways Holdings Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

760276105
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[x]        Rule 13d-1(c)
[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corsair Capital Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,179,902

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,179,902

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,179,902

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.4%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corsair Capital Partners 100, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

128,366

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

128,366

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

128,366

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.3%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corsair Select, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,287,754

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,287,754

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,287,754

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.6%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corsair Select 100, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

78,860

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

78,860

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

78,860

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.2%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corsair Capital Investors, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

299,940

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

299,940

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

299,940

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.6%

12.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corsair Select Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

479,718

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

479,718

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

479,718

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.0%

12.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corsair Opportunity Fund

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

26,938

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

26,938

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,938

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.05%

12.	TYPE OF REPORTING PERSON

IV

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corsair Capital Management, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

4,782,203

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

4,782,203

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,782,203

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.6%

12.	TYPE OF REPORTING PERSON

IA

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jay R. Petschek

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

4,782,203

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

4,782,203

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,782,203

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.6%

12.	TYPE OF REPORTING PERSON

IN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven Major

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

4,782,203

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

4,782,203

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,782,203

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.6%

12.	TYPE OF REPORTING PERSON

IN

This statement is filed with respect to the common stock of Republic Airways Holdings Inc. (the “Issuer”) beneficially owned by the Reporting Persons identified below as of December 31, 2014, and amends and supplements the Schedule 13G filed by the Reporting Persons on July 7, 2011, as previously amended (collectively, the "Schedule 13G").

ITEM 1(a).              NAME OF ISSUER:

Republic Airways Holdings Inc.

ITEM 1(b).              ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

8909 Purdue Road, Suite 300
Indianapolis, Indiana 46268

ITEM 2(a).              NAME OF PERSON FILING:

The names of the persons filing this statement on Schedule 13G (collectively, the “Reporting Persons”) are:

•	Corsair Capital Partners, L.P. (“Corsair Capital”),

•	Corsair Capital Partners 100, L.P. (“Corsair 100”),

•	Corsair Select, L.P. (“Corsair Select”),

•	Corsair Select 100, L.P. (“Select 100”),

•	Corsair Capital Investors, Ltd. (“Corsair Investors”),

•	Corsair Select Master Fund, Ltd. (“Select Master”),

•	Corsair Opportunity Fund (“Corsair Opportunity”),

•	Corsair Capital Management, L.P. (“Corsair Management”),

•	Jay R. Petschek (“Mr. Petschek”) and

•	Steven Major (“Mr. Major”).

Corsair Management is the investment manager of Corsair Capital, Corsair 100, Corsair Select, Select 100, Corsair Investors, Select Master, Corsair Opportunity and another account it separately manages (the “Separately Managed Account”).  Corsair Management has entered into a subadvisory agreement with a registered investment company, which invests the portion of its assets covered by the subadvisory agreement into Corsair 100. The general partner of Corsair Management is Corsair Capital Management GP, L.L.C. (the “General Partner”).  Messrs. Petschek and Major are managing members of the General Partner.

ITEM 2(b).              ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The principal business address for each of the Reporting Persons is 366 Madison Avenue, 12th Floor, New York, NY 10017.

ITEM 2(c).              CITIZENSHIP:

Each of Corsair Capital, Corsair 100, Corsair Select, Select 100 and Corsair Management is a limited partnership formed under the laws of the State of Delaware.  Corsair Opportunity is a statutory trust formed under the laws of the State of Delaware.

Each of Corsair Investors and Select Master is an exempted company formed under the laws of the Cayman Islands.

Each of Mr. Petschek and Mr. Major is a citizen of the United States.

ITEM 2(d).         TITLE OF CLASS OF SECURITIES:

Common stock, par value $0.001 per share (the “Common Stock”)

ITEM 2(e).         CUSIP NUMBER:

760276105

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D 1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

                                          If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____.

ITEM 4.                 OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

Collectively, the Reporting Persons beneficially own 4,782,203 shares of Common Stock.

Corsair Capital individually owns 2,179,902 shares of Common Stock.

Corsair 100 individually owns 128,366 shares of Common Stock.

Corsair Select individually owns 1,287,754 shares of Common Stock.

Select 100 individually owns 78,860 shares of Common Stock.

Corsair Investors individually owns 299,940 shares of Common Stock.

Select Master individually owns 479,718 shares of Common Stock.

Corsair Opportunity individually owns 26,938 shares of Common Stock.

Corsair Management, as the investment manager of each of Corsair Capital, Corsair 100, Corsair Select, Select 100, Corsair Investors' Select Master and Corsair Opportunity, is deemed to beneficially own the 4,481,478 shares of Common Stock beneficially owned by them, and an additional 300,725 shares held by the Separately Managed Account.

Mr. Petschek, as a controlling person of Corsair Management, is deemed to individually beneficially own 4,782,203 shares of Common Stock.

Mr. Major, as a controlling person of Corsair Management, is deemed to individually beneficially own 4,782,203 shares of Common Stock.

Additionally, employees of Corsair Management own 1,110 shares of Common Stock.  The Reporting Persons disclaim beneficial ownership of the shares of Common Stock held by such employees and disclaim membership with such employees in any group described in Section 13(d)(3) of the Act.

              (b)             Percent of Class:

Collectively, the Reporting Persons beneficially own 4,782,203 shares of Common Stock representing 9.6% of all the outstanding shares of Common Stock.

Corsair Capital’s individual ownership of 2,179,902 shares of Common Stock represents 4.4% of all the outstanding shares of Common Stock.

Corsair 100’s individual ownership of 128,366 shares of Common Stock represents 0.3% of all the outstanding shares of Common Stock.

Corsair Select’s individual ownership of 1,287,754 shares of Common Stock represents 2.6% of all the outstanding shares of Common Stock.

Select 100’s individual ownership of 78,860 shares of Common Stock represents 0.2% of all the outstanding shares of Common Stock.

Corsair Investors’ individual ownership of 299,940 shares of Common Stock represents 0.6% of all the outstanding shares of Common Stock.

Select Master’s individual ownership of 479,718 shares of Common Stock represents 1.0% of all the outstanding shares of Common Stock.

Corsair Opportunity’s individual ownership of 26,938 shares of Common Stock represents 0.05% of all the outstanding shares of Common Stock.

Corsair Management’s beneficial ownership of 4,782,203 shares of Common Stock represents 9.6% of all the outstanding shares of Common Stock.

The 4,782,203 shares of Common Stock deemed to be beneficially owned by Mr. Petschek represent 9.6% of all the outstanding shares of Common Stock.

The 4,782,203 shares of Common Stock deemed to be beneficially owned by Mr. Major represent 9.6% of all the outstanding shares of Common Stock.

 (c)           Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote of the 2,179,902 shares of Common Stock owned by Corsair Capital.

Corsair 100, Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of the 128,366 shares of Common Stock owned by Corsair 100.

Corsair Select, Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of the 1,287,754 shares of Common Stock owned by Corsair Select.

Select 100, Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of the 78,860 shares of Common Stock owned by Select 100.

Corsair Investors, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote of the 299,940 shares of Common Stock owned by Corsair Investors.

Select Master, Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of the 479,718 shares of Common Stock owned by Select Master.

Corsair Opportunity, Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of the 26,938 shares of Common Stock owned by Corsair Opportunity.

Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of the 300,725 shares of Common Stock held by the Separately Managed Account.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of the 2,179,902 shares of Common Stock owned by Corsair Capital.

Corsair 100, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of the 128,366 shares of Common Stock owned by Corsair 100.

Corsair Select, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of the 1,287,754 shares of Common Stock owned by Corsair Select.

Select 100, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of the 78,860 shares of Common Stock owned by Select 100.

Corsair Investors, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of the 299,940 shares of Common Stock owned by Corsair Investors.

Select Master, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of the 479,718 shares of Common Stock owned by Select Master.

Corsair Opportunity, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of the 26,938 shares of Common Stock owned by Corsair Opportunity.

Corsair Management, Mr. Petschek and Mr. Major have the shared power to dispose or direct the disposition of the 300,725 shares of Common Stock held by the Separately Managed Account.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        Not applicable.

ITEM 7.         IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIREDTHE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        Not applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        See Exhibit B.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

        Not applicable.

ITEM 10.      CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  February 13, 2015
CORSAIR CAPITAL PARTNERS, L.P.
By:  Corsair Capital Advisors, L.L.C.,
General Partner

By:  /s/ Jay R. Petschek
            Jay R. Petschek, Managing Member

CORSAIR CAPITAL PARTNERS 100, L.P.
By:  Corsair Capital Advisors, L.L.C.,
General Partner

By:  /s/ Jay R. Petschek
            Jay R. Petschek, Managing Member

CORSAIR SELECT, L.P.
By:  Corsair Select Advisors, L.L.C.,
General Partner

By:  /s/ Jay R. Petschek
             Jay R. Petschek, Managing Member

CORSAIR SELECT 100, L.P.
By:  Corsair Select Advisors, L.L.C.,
General Partner

By:  /s/ Jay R. Petschek
           Jay R. Petschek, Managing Member

CORSAIR CAPITAL INVESTORS, LTD.
By:  Corsair Capital Management, L.P.,
Attorney-in-Fact
 By:  Corsair Capital Management GP, L.L.C., General Partner

By:   /s/ Jay R. Petschek
             Jay R. Petschek, Managing Member

CORSAIR SELECT MASTER FUND, LTD.
By:  Corsair Capital Management, L.P.,
Attorney-in-Fact
 By:  Corsair Capital Management GP, L.L.C., General Partner

By:  /s/ Jay R. Petschek
            Jay R. Petschek, Managing Member

CORSAIR OPPORTUNITY FUND
By:  Corsair Capital Management, L.P.,
Attorney-in-Fact
 By:  Corsair Capital Management GP, L.L.C., General Partner

By:  /s/ Jay R. Petschek
             Jay R. Petschek, Managing Member

CORSAIR CAPITAL MANAGEMENT, L.P.
By:  Corsair Capital Management GP, L.L.C.,
General Partner

By:  /s/ Jay R. Petschek
            Jay R. Petschek, Managing Member

/s/ Jay R. Petschek
     Jay R. Petschek

/s/ Steven Major
     Steven Major

EXHIBIT A
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Republic Airways Holdings Inc. dated as of February 13, 2015 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 13, 2015
CORSAIR CAPITAL PARTNERS, L.P.
By: Corsair Capital Advisors, L.L.C.,
General Partner

By: /s/ Jay R. Petschek
            Jay R. Petschek, Managing Member

CORSAIR CAPITAL PARTNERS 100, L.P.
By: Corsair Capital Advisors, L.L.C.,
General Partner

By: /s/ Jay R. Petschek
            Jay R. Petschek, Managing Member

CORSAIR SELECT, L.P.
By: Corsair Select Advisors, L.L.C.,
General Partner

By: /s/ Jay R. Petschek
           Jay R. Petschek, Managing Member

CORSAIR SELECT 100, L.P.
By: Corsair Select Advisors, L.L.C.,
General Partner

By: /s/ Jay R. Petschek
            Jay R. Petschek, Managing Member

CORSAIR CAPITAL INVESTORS, LTD.
By: Corsair Capital Management, L.P.,
Attorney-in-Fact
By: Corsair Capital Management GP, L.L.C., General Partner

By: /s/ Jay R. Petschek
            Jay R. Petschek, Managing Member

CORSAIR SELECT MASTER FUND, LTD.
By: Corsair Capital Management, L.P.,
Attorney-in-Fact
By: Corsair Capital Management GP, L.L.C., General Partner

By: /s/ Jay R. Petschek
           Jay R. Petschek, Managing Member

CORSAIR OPPORTUNITY FUND
By: Corsair Capital Management, L.P.,
Attorney-in-Fact
By: Corsair Capital Management GP, L.L.C., General Partner

By: /s/ Jay R. Petschek
            Jay R. Petschek, Managing Member

CORSAIR CAPITAL MANAGEMENT, L.P.
By: Corsair Capital Management GP, L.L.C.,
General Partner

By: /s/ Jay R. Petschek
            Jay R. Petschek, Managing Member

/s/ Jay R. Petschek
     Jay R. Petschek

/s/ Steven Major
      Steven Major

EXHIBIT B

Corsair Capital Partners, L.P.

Corsair Capital Partners 100, L.P.

Corsair Select, L.P.

Corsair Select 100, L.P.

Corsair Capital Investors, Ltd.

Corsair Select Master Fund, Ltd.

Corsair Opportunity Fund

Corsair Capital Management, L.P.

Jay R. Petschek

Steven Major